Exhibit 99.1

Bluvec Selects Draganfly to Create Joint Solutions Enabling Specific Military and Civil UAS Threat Detection and Intervention

Los Angeles, CA. November 28, 2022 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Bluvec a pioneer developer of Deep Signal Inspection (DSI) technology and a leading supplier of counter-drone technology in the industry has selected Draganfly to create joint solutions enabling specific Military and Civil UAS Threat Detection Intervention.

Bluvec is a trusted counter-UAS system provider that manufactures and develops UAS detection and intervention equipment. Draganfly and Bluvec will collaborate to develop joint solutions for counter-drone technology to improve threat detection management and intervention, particularly at crucial infrastructures such as airports, energy facilities, and civil air defense.

Bluvec’s counter-UAS platform will be integrated with Draganfly’s Commander 3XL UAV to create a unique, innovative solution that will extend the range of Bluvec’s existing products and introduce additional capabilities such as remote situational reconnaissance, patrol and intervention. The Commander 3 XL is an easy-to-deploy, modular multirotor UAV with the ability to carry up to 10 kg as part of its interchangeable payload system.

Draganfly, in addition, will also be a distributor of Bluvec solutions and will act as a collaborator to help grow the global adoption of critical counter-UAV infrastructure.

“The global importance of counter-drone technology is crucial and has immediate real-world use cases,” said President and CEO Cameron Chell. “We are excited to have been selected by Bluvec and to collaborate with Bluvec in developing next-generation threat-detection management and infrastructure to help protect crucial infrastructures in times of crisis.”

“We are very excited to collaborate with Draganfly to enhance counter-drone technology further,” said Jack Jia, Founder and CEO of Bluvec. “This will undoubtedly have a major impact on the ability to deeply incorporate UAS and UAV solutions into civil and military threat detection management and intervention.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the extension of the range of Bluvec’s existing products, the introduction of additional capabilities, and that this arrangement will help to grow the global adoption of critical counter-UAV infrastructure. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.